SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

China Biologic Products, Inc.
(Name of Issuer)
Common Stock, par value $0.0001
(Title and Class of Securities)
16938C106
(CUSIP Number)
No. 14 East Hushan Road,
Taian City, Shandong
People’s Republic of China 271000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 16, 2010
(Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	16938C106	SCHEDULE 13D	Page	2	of	6	Pages

1	NAME OF REPORTING PERSON Essence International Investment Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		1,550,000 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,550,000 (1)

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,550,000 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.02%(2)

14	TYPE OF REPORTING PERSON

IV
(1) Reflects (i) warrants (the “Warrants”) to purchase 750,000 shares of common stock (the “Warrant Shares”) and (ii) 3.80% senior secured convertible notes in the aggregate principal amount of $3,200,000 (the “Notes”) convertible into 800,000 shares of common stock (the “Conversion Shares”) held by Essence International Investment Limited (“Essence”). The Warrants are exercisable to the extent the corresponding portion of the Notes have been converted into Conversion Shares. Pursuant to a Guarantee and Pledge Agreement dated June 5, 2009, Siu Ling Chan, a controlling shareholder of China Biologic Products, Inc. (“CBPO”), pledged 3,000,000 shares of common stock in favor of Essence to secure certain obligations. The pledgor retains voting rights in these shares. Upon the occurrence of certain events, Essence shall have the right to vote these shares. The pledged shares are not reflected in the numbers set forth above. Although Essence does not own any shares of common stock of CBPO, Essence may be deemed to have voting and dispositive power over any shares upon exercise of the Warrants and conversion of the Notes.
(2) Based upon 24,213,533 shares outstanding as set forth in CBPO’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 and 800,000 shares of Common Stock (defined hereinafter) issuable upon conversion of the Notes and 750,000 shares of Common Stock issuable upon exercise of the Warrants.

Page	3	of	6	Pages
Item 1. Security and Issuer
     This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 (the “Common Stock”), of China Biologic Products, Inc., a Delaware corporation (the “Issuer” or “CBPO”). The principal executive offices of CBPO are located at No. 14 East Hushan Road, Taian City, Shandong, People’s Republic of China 271000.
Item 2. Identity and Background
     The name of the person filing this Schedule 13D is Essence International Investment Limited (the “Reporting Person”). The Reporting Person is a British Virgin Islands corporation with its principal office located at No. 1 Gao Lan Road, Shanghai, People’s Republic of China 200020. The principal business of the Reporting Person is in the making and management of its investments in CBPO.
     The name, business address, present principal occupation or employment (including name and address of the corporation or organization in which such employment is conducted) and citizenship of the sole director of the Reporting Person is set forth in Schedule A to this statement and is incorporated herein by reference.
     The Reporting Person and the sole director, have not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     The Reporting Person entered into a Securities Purchase Agreement, dated as of June 5, 2009, pursuant to which CBPO issued to the Reporting Person (i) 3.80% senior secured convertible notes in the aggregate principal amount of $7,500,000 convertible into 1,875,000 shares of Common Stock and (ii) warrants to purchase an additional 937,500 shares of Common Stock. Pursuant to this transaction, the Reporting Person in aggregate beneficially owned approximately 11.58% of the Company’s outstanding Common Stock on a fully-diluted basis based on 21,474,942 shares outstanding as set forth in CBPO’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 and the 1,875,000 shares of Common Stock issuable upon conversion of the Notes and 937,500 shares of Common Stock issuable upon exercise of the Warrants.
     Capital contributions from the shareholders of the Reporting Person were used to fund the purchase of the Notes and Warrants.
Item 4. Purpose of Transaction
     The Reporting Person holds the shares to which this Schedule 13D relates for investment purposes.
     Depending upon market conditions and other factors, including compliance with applicable legal requirements, the Reporting Person may change its ownership interests in the Issuer through the exercise of the Warrants, conversion of the Notes, acquisition of additional shares of Common Stock (in open market transactions or otherwise) or disposition of the Warrants, Notes or underlying shares of Common Stock.
     The Reporting Person intends to continually review its investment in the Issuer. Depending upon the results of such review and other factors that the Reporting Person deems relevant to an investment in the Issuer, the Reporting Person may take or propose to take, alone or in conjunction with others including the Issuer, other actions intended to increase or decrease the Reporting Person’s investment in the Issuer or the value of its investment in the Issuer, which could include one or more of the transactions or actions referred to in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D.
     Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intentions with respect to any or all of the matters referred to in this Schedule 13D.

Page	4	of	6	Pages
Item 5. Interest in Securities of the Issuer
     On November 4, 2010, the Reporting Person entered into a Stock Purchase Agreement with a third party whereby the Reporting Person agreed to sell 700,000 shares of Common Stock to the third party. On November 10, 2010, the Reporting Person converted $2,800,000 of the 3.80% senior secured convertible notes at a conversion price of $4.00 per share into 700,000 shares of Common Stock. On November 16, 2010, the Reporting Person consummated the sale of the 700,000 shares of Common Stock to the third party pursuant to the Stock Purchase Agreement.
     On November 19, 2010, the shareholders of the Reporting Person approved the redemption of shares from a shareholder owning 20% of its issued share capital for a consideration equal to 20% of the Reporting Person’s initial investment in CBPO. As such, the Reporting Person is obligated to transfer to the shareholder $1,500,000 principal amount of the 3.80% Notes, which are convertible into 375,000 shares of Common Stock, and Warrants to purchase an additional 187,500 shares of Common Stock. The Reporting Person has commenced the process of transferring these securities to the shareholder and no longer has beneficial ownership over these securities as of the date hereof.
     As of the date hereof, the Reporting Person beneficially owns (i) $3,200,000 principal amount of the 3.80% Notes, which are convertible into 800,000 shares of Common Stock, and (ii) Warrants to purchase an additional 750,000 shares of Common Stock, which in the aggregate represent 6.02% of the Company’s outstanding Common Stock on a fully-diluted basis based on 24,213,533 shares outstanding as set forth in CBPO’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 and the 800,000 shares of Common Stock issuable upon conversion of the Notes and 750,000 shares of Common Stock issuable upon exercise of the Warrants. The number of shares of Common Stock to be received upon the exercise of the Warrants and the conversion of the Notes as to which the Reporting Person has voting and dispositive authority is set forth in Items 8 and 10 of the inside cover page to this Statement relating to the Reporting Person (which are incorporated into this Item 5 by reference).
Item 6. Contracts, Arrangements, Undertakings or relationships with Respect to Securities of the issuer
     Other than the agreement incorporated by reference and set forth as Exhibit 1 hereto, to the knowledge of the Reporting Person, there are no contracts, arrangements, undertakings or relationships (legal or otherwise) among the Reporting Person and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits.

Exhibit 1	Guarantee and Pledge Agreement, dated as of June 5, 2009, by and among Siu Ling Chan, Essence International Investment Limited, Jayhawk Private Equity Co-Invest Fund, L.P. and Jayhawk Private Equity Fund, L.P. (Exhibit 10.2 to the Form 8-K (File No. 0-52807), filed June 5, 2009, and incorporated herein by reference).

Page	5	of	6	Pages
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 24, 2010

ESSENCE INTERNATIONAL INVESTMENT LIMITED
By:	/s/ Lixin TIAN
	Name:	Lixin TIAN
	Title:	Sole Director

Page	6	of	6	Pages

     The following table sets forth the name, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) for the sole director of Essence International Investment Limited. The business address for the sole director listed below is c/o Essence International Investment Limited, at No. 14 East Hushan Road, Taian City, Shandong, People’s Republic of China 271000. The sole director is a Hong Kong citizen. The sole director does not beneficially own any shares of Common Stock of China Biologic Products, Inc.

Name	Principal Occupation/ Employment
Lixin TIAN	Sole Director, Essence International Investment Limited